UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 28, 2024

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 4.01. Changes in Issuer’s Certifying Accountant.

Dismissal of Independent Registered Public Accounting Firm

On June 28, 2024, the Board of Directors of Megola, Inc. (the “Company”) dismissed Pipara & Co LLP (“Pipara”) as the Company’s independent registered public accounting firm. The decision to change accountants was approved by the Company’s Board of Directors, also acting as Audit Committee, effective June 28, 2024. Pipara’s dismissal was not the result of any disagreement between the Company and Pipara on matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

The audit report of Pipara regarding the Company’s financial statements for fiscal years ended March 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended March 31, 2023 and 2022, and during the period from April 1, 2023 through the date of Pipara’s dismissal, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Pipara on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Pipara would have caused Pipara to make reference thereto in its reports on the consolidated financial statements for such years. During the fiscal years ended March 31, 2023 and 2022, and through June 28, 2024, there have been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Pipara with a copy of the disclosure it is making herein in response to Item 304(a) of Regulation S-K, and requested that PIPARA furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not Pipara agrees with the statements related to them made by the Company in this report. A copy of Pipara’s letter to the SEC dated July 3, 2024 is attached as Exhibit 9.1 to this report.

Newly Engaged Independent Registered Public Accounting Firm

On June 28, 2024, the Board of Directors acting as Audit Committee approved the appointment of SetApart Accountancy Corp. (“SetApart”) as the Company’s new independent registered public accounting firm, effective immediately, to perform independent audit services for the fiscal year ending March 31, 2024. During the fiscal years ended March 31, 2024 and 2023 and through June 28, 2024, neither the Company, nor anyone on its behalf, consulted SetApart regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by SetApart that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Item 9. Exhibits to this Report

9.1	Letter From Pipara & Co LLP to Securities and Exchange Commission

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.
(Exact name of issuer as specified in its charter)

Date: July 3, 2024	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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